Exhibit 1.A.(7)

1994 ANNUAL REVIEW
Seaboard Surety Company
St. Paul Fire and Marine Insurance Company
St. Paul Guardian Insurance Company
St. Paul Mercury Insurance Company
Table of Contents
Selected Financial Data - St. Paul Surety  1
Products and Services/Facts   1
Message from the President   2
A Glossary of Selected Terms   5
Operations Review    6
Summary of Selected Financial Data  9
Consolidated Balance Sheets   10
Consolidated Statements of Income   11
Consolidated Statements of Shareholder's Equity 12
Consolidated Statements of Cash Flows  13
Notes to Consolidated Financial Statements  14
Independent Auditors' Report   21
Board of Directors/Officers   22
St. Paul Surety Branches    23
Selected Financial Data - St. Paul Surety
For the year ended December 31,

(Dollars in thousands)                1994       1993       1992

Gross premiums written                $179,325   $177,585   $191,297

Net premiums written                  117,320    111,589    114,237

Net premiums earned                   110,298    111,623    112,539

Losses and loss adjustment expenses   34,302     36,004     44,371

Underwriting expenses                 66,216     66,220     65,534



Other Selected Financial Data

GAAP underwriting results             $  9,780   $  9,399   $  2,634

Statutory Ratios:

Losses and loss adjustment

expenses to net premiums

earned                        31.1   32.3   39.4

Underwriting expenses to

net premiums written          57.4   58.5   55.7



Statutory Combined Ratio   88.5   90.8   95.1


Products and Services
(solid bullet) Contract surety bonds
(solid bullet) Directors and officers liability coverage for nonprofit organizations
(solid bullet) Fidelity and crime coverages, including comprehensive blanket fidelity policies for law firms
(solid bullet) Miscellaneous surety bonds, including court, public official and license and permit bonds
(solid bullet) Owners and contractors protective liability coverage
(solid bullet) Railroad protective liability coverage
(solid bullet) Liability coverage for advertising agencies, broadcasters and cablecasters
(solid bullet) Other specialty coverages, including transfer agents liability, mail indemnity, blanket lost securities and waiver of probate Facts
(solid bullet) A member of The St. Paul Companies, a worldwide group of companies providing insurance and insurance-related products and services.
(solid bullet) Includes the surety bond operations of Seaboard Surety Company, St. Paul Fire and Marine Insurance Company, St. Paul Guardian Insurance Company, St. Paul Mercury Insurance Company, and selected casualty insurance operations of Seaboard Surety Company.
(solid bullet) All four companies are rated A+ (superior) by A.M. Best
Company.
(solid bullet) At year-end 1994, net written premiums were $117.3 million, slightly ahead of 1993.
(solid bullet) Based in Bedminster, NJ; about 400 employees serving customers from headquarters and 31 branch offices across the United States, Canada and the United Kingdom.
(solid bullet) For further information, see pages 23 and 24 for a list of branch offices and telephone numbers.
Contract Surety, largely made up of performance and payment bonds for construction contractors, represented 62 percent of our written premiums this year for a total of $110.7 million.

To Our Friends and Associates
As we at St. Paul Surety look forward to the second half of 1995, we see our first year of "business as usual," something we have not experienced since 1991. That's because last year we concluded the business integration initiatives that began in 1992 with the merger of the surety operations of Seaboard and The St. Paul and ended in 1994 with the merger of our financial operations with the parent company.
In spite of the turmoil of the merger, 1994 was the fifth year in succession that St. Paul Surety produced an underwriting profit. That profit is particularly significant since 1994 was also characterized by the most competitive surety market in the past 25 or
30 years.
Every account has become a target for competitive predators to attack on the basis of less than adequate underwriting requirements. In the contract surety area especially, the marketplace is one where "winners" ask the fewest questions, require the least amount of information, and ask for the least amount of financial support. While there is no real hope that the market will ever return to the "good old days," this underwriting approach most likely will result in sizable losses to our industry.
Although the special casualty cover's market continues to be very competitive, we continue to show acceptable growth in those lines because of our people's hard work.
In reviewing our 1994 operating results, keep in mind that the financial data reflects the combined operations of St. Paul Surety. As most of you know, that includes all premium income from Seaboard Surety Company and surety premium of St. Paul Fire and Marine Insurance Company, St. Paul Guardian Insurance Company, and St. Paul Mercury Insurance Company. Operating Results
The combined 1994 operation was almost a mirror image of 1993. Gross written premiums increased by 1 percent in 1994, ending at $179.3 million. Net written premiums increased by 5.1 percent, to $117.3 million. Earned premiums were off by 1.2 percent at $110.3 million. GAAP underwriting profit for the year was $9.8 million, compared to $9.4 million in 1993. Our combined ratio was an acceptable 88.5 percent, compared to 1993's 90.8 percent.
Audited Seaboard Surety Company financial statements and notes are included in the back of this report to provide additional detail regarding Seaboard's results. The decline in Seaboard Surety Company underwriting profit was primarily the result of increased loss and loss adjustment expenses. We did not experience as favorable prior accident year loss results in 1994 as in 1993. We experienced a $1.5 million reduction in 1994 in the provision for losses incurred in prior accident years compared with a reduction of $8.4 million in 1993.
Our contract surety business produced an underwriting profit of $2.8 million and a combined ratio of 97.4 percent; the miscellaneous surety group produced an underwriting profit of $9.2 million and a combined ratio of 66.3 percent; and our special casualty lines produced an underwriting loss of $2.2 million and a combined ratio of 126.8 percent. Reserve strengthening of $3.5 million for assumed pools, that the company withdrew from during the early to mid 1980's and previously, was included in special casualty lines. Given the current competitive as well as historical factors surrounding these business enterprises in 1994, our operations performed well.
Prospects for 1995
As we enter 1995, we are optimistic about the prospects for all our business segments. During the last half of 1994 we saw a marked increase in our contract surety premiums, which were a direct result of an improvement in the construction economy. With one or two exceptions, our areas of operation report good news for the construction industry for 1995 and 1996. While contractors' prices are still somewhat below acceptable levels, they too are improving which, in turn, increases their margins and profitability. We expect 1995 to be a year in which we can measure the true value of our contract surety book after the integration of the two operations.
Our miscellaneous surety book continues to grow in a profitable manner. Large bond opportunities are increasing, as is the competition for them. We are extremely confident that our professionals will continue to do an outstanding job of retaining our business and obtaining our fair share of new business.
Our special casualty lines, as mentioned above, had an outstanding year in 1994. We look for continued growth in our D&O, railroad protective, and OCP lines. Notwithstanding the competitiveness of these markets, we have been able to maintain our market share with a highly aggressive marketing approach.
Employee Benefits
St. Paul Surety's participation in
The St. Paul Companies' flexible benefits program offers employees a broad range of health, disability and life insurance options, as well as flexible spending accounts for medical and dependent care. Available choices ensure that employees can elect coverages based on their personal and family needs. A managed health care plan, introduced in 1993, has resulted in significant cost savings as almost 80 percent of medical claims have been paid through the PruCare provider network. Participants may elect traditional indemnity coverage with the high deductible option, HMO coverage, or a combination of indemnity and managed care coverage through the "point-of-service" plan.
The Employees' Retirement Plan and the Employee Stock Ownership Plan (ESOP) are funded entirely by the company. Also, almost 90 percent of eligible employees participate in our "Savings Plus" 401(k) plan. The plan permits tax-advantaged savings, multiple investment options with varying risk, low-interest loans and a generous company match which is credited to employee accounts in shares of a special class of preferred company stock. In 1994, St. Paul introduced automated Savings Plus processing for fund transfers, loans and up-to-date fund performance information through "Savings Connection." A toll-free number and touch-tone menu options give employees complete control of their 401(k) investments.
In addition to these welfare, retirement and capital accumulation benefits, the company offers three programs which respond to work-family issues. Through Employee Advisory Counselors (EAR), an employee assistance program, employees are provided confidential counseling and information services on topics ranging from personal financial planning to parenting teenagers to dealing with alcohol and substance abuse. The Child Care Resource and Referral Program provides employees with local information and referrals for day care. The Elder Care Counseling and Referral Service offers information about providing care and services through public and private agencies to employees with responsibility for an elder relative.
Elections
During the past year there were a number of director and officer appointments in our companies:
(solid bullet) Louise A. Ryan, vice president of St. Paul Re, was named a director of Seaboard Surety Company in January 1994.
(solid bullet) Steven R. Grunsfeld, vice president, secretary and general counsel of Seaboard Surety Company, and Robert W. McDowell, partner of Fasken, Campbell, Godfrey, were named directors of Seaboard Surety Company of Canada in March 1994.
(solid bullet) Patrick A. Thiele, executive vice president and chief financial officer of The St. Paul Companies, Inc., and Andrew I. Douglass, senior vice president and general counsel of The St. Paul Companies, Inc., were named directors of Seaboard Surety Company in April 1994.
(solid bullet) Mark D. Leskanic was elected a vice president of Seaboard Surety Company of Canada in October 1994.
(solid bullet) Michael J. Hurley was elected assistant general counsel and assistant corporate secretary of Seaboard Surety Company in January 1995. (solid bullet) James A. Monroe was elected an assistant vice president in January 1995.
Finally, it is with sadness that I report the passing of Francis R. Prigge, a long-time employee of Seaboard Surety Company, who retired in 1989, as a director and vice president of the company. Mr. Prigge had been employed by this company for 34 years. His friendship and support will be missed.
Seaboard Surety Company of Canada
Seaboard Surety Company of Canada, our Canadian subsidiary, showed an increase in gross, net, and earned premiums in 1994. The numbers were $4.8 million, $3.6 million, and $3.1 million respectively. The company produced a GAAP underwriting profit and, along with investment income, showed pretax earnings of $1.7 million. The combined ratio for the Canadian company was an acceptable 89.7 percent.
Conclusion
These results were achieved through the hard work and dedication of many people. The last three years have been filled with changes in our company and in our industry. I am grateful to the members of the senior management group for their continued support and efforts. A special thanks also goes to all of our producers and clients because without them our efforts would not be possible. Lastly, and certainly not least, I want to thank all of our employees. They have played a major role in our success, keeping us in the preeminent position we hold in our business. We are extremely proud of how they have worked through many changes, both within our organization and within the marketplace. Our employees continue to be at the top of our profession.
Cordially,
George F.  Thompson
President and Chief Executive Officer
George F. Thompson
President and Chief Executive Officer
In spite of the turmoil of the merger, 1994 was the fifth year in succession that St. Paul Surety produced an underwriting profit. That profit is particularly significant since 1994 was also characterized by the most competitive surety market in the past 25 or 30 years.
We expect 1995 to be a year in which we can measure the true value of our contract surety book after the integration of the two operations.
The last three years have been filled with changes in our company and in our industry. We are extremely proud of how [our employees] have worked through many changes, both within our organization and within the marketplace. Our employees continue to be at the top of our profession.

A Glossary of Selected Terms
Premiums: The cost of insurance coverage, often described as "written" or "earned." Written premiums refer to premiums for all policies sold during a specific accounting period. Earned premiums refer to premiums an insurance company has recorded as revenues during a specific accounting period. For example, a one-year policy sold January 1 would produce just three months' worth of "earned premium" in the first quarter of the year.
Combined ratio: An accepted measure used to gauge the profitability of insurance companies. The ratio is a combination of two other measures: the loss ratio (the ratio of claims and claim expenses to earned premiums), and the expense ratio (the ratio of expenses to written premiums).
A combined ratio of less than 100 indicates an underwriting profit; a combined ratio of more than 100 indicates an underwriting loss.
Surety bonds: An insurance contract that guarantees the performance of a certain act in a stated period of time (for example, completion of a construction project). If the party identified defaults, the surety company is responsible for the financial loss resulting from the failure to perform the act.
Examples: bid, performance and payment bonds for construction projects; bonds purchased by corporations as a precondition for licensing; and a bond purchased for the release of property impounded during a lawsuit, guaranteeing its availability when needed.
Fidelity bonds: A form of suretyship, often called "honesty insurance," to protect employers against financial losses due to theft, embezzlement or other dishonest or fraudulent acts by employees.
Employers purchase fidelity bonds as protection against employee dishonesty. Fidelity bonds may be written to cover a single named employee; employees occupying specific "scheduled" positions; or all employees of a firm.
Operations Review
Competition was the predominant force affecting our operations in 1994, perhaps more so than ever in the past 25 years. Successful results of the surety industry in general seem to have prompted some competitors to be applying a philosophy that volume is preferable to profit, and the route to volume is via relaxed underwriting requirements. We have witnessed this approach in the past and its results, and it is totally unacceptable to us. We will maintain a consistent underwriting philosophy and a selective customer base that will produce an underwriting profit for us and for our reinsurers, even if volume suffers. That was our plan in 1994 and will be for the future.
Following is a report on each
operational area by line of business:
Contract Surety
This segment of our operations, largely made up of performance and payment bonds for construction contractors, represented 62 percent of our written premiums. This book of business represents some of the very finest organizations in the industry covering many different types of construction, primarily general building contractors, asphalt paving contractors, heavy highway and bridge contractors, pipeline and underground contractors and electrical, mechanical and other subcontractors.
The diversification of this book of business by class and also by size and geographical location prevents a poor construction economy adversely affecting the overall results.
The 1994 gross written premiums totaled $110.7 million, up slightly from $110.6 million in 1993. A statutory underwriting profit of $4.6 million was produced with a statutory combined ratio of 97.4 percent, an acceptable result in these most competitive times.
As we look to the overall contract surety industry results in 1995 and beyond with apprehension, we feel confident of the strong performance of our underwriters in both the field and home office. They have the experience and knowledge to produce strong results for the future, even better than those of 1994.
Fidelity, Casualty and Miscellaneous Surety
These segments of our operations generated $68.6 million of gross written premiums in 1994, up from $67.0 million in 1993.
The miscellaneous surety group produced gross written premiums of $46.5 million, up from $42.8 million and an excellent combined ratio of 66.3 percent on a statutory basis.
This area of our business includes traditional miscellaneous surety bonds, such as court, fiduciary and license and permit bonds. It also includes special classes for the organizations who transfer securities, individual lost security bonds and other classes for areas of the financial services industry, such as mutual funds.
The other segments include fidelity and burglary coverages and casualty lines including directors and officers liability, owners and contractors protective liability, railroad protective liability and advertising agency and broadcasters and cablecasters liability.
Together, these lines of business generated gross written premiums of $22.1 million and a statutory underwriting loss of $2.8 million for a statutory combined loss and expense ratio of 126.8 percent.
Following are some additional comments on each line of business:
Fidelity and Burglary
Gross written premiums in this area were $2 million, almost identical to last year's total. However, a statutory underwriting loss of $855,000 was produced.
We continue to review our strategy and underwriting approach to this line of business to hopefully return it to profitability. Our areas of concentration continue to be nonprofit organizations, small law firms and commercial organizations with minimal cash exposures with the plan of making this once again a profitable niche area of our operations.
Directors and Officers Liability
As the competition continued in this line we were able to produce a very nice increase over last year of $402,000 to $7.1 million in gross written premiums. Most important, however, was an improved statutory loss ratio from 53.8 percent to 41.3 percent resulting in a statutory underwriting profit of $817,000.
We write this coverage for non-profit organizations such as church organizations, country clubs, and condominium and homeowners' associations. We are a leading underwriter of national programs for nonprofit organizations whose memberships and activities are spread throughout the country. In addition to a very competitive policy form, our service from policy issuance to claims handling is second to none in the industry. Once again, the expertise of both field and home office underwriters allows us to provide a facility for this coverage to our agents and brokers that greatly enhances their ability to write and retain profitable business. Our approach will only get better in the future.
Owners and Contractors Liability
Our premium writings continued the steady growth we had planned with gross written premiums increasing to $2.4 million, up from $1.8 million in 1993. While a statutory underwriting loss of $695,000 was produced, an adjustment to our reinsurance pattern starting in 1995 should allow this niche area to contribute a profitable result in the future.
Once again the expertise of our underwriters and our service in this line continues to get steady recognition by our producers which will only allow the book to grow and to grow profitably.
Railroad Protective Liability
In spite of continued competition, this line of business once again grew significantly from $5 million in 1993 to $6.5 million in 1994. A greatly improved loss ratio of 26.6 percent produced a statutory underwriting profit of $660,000.
As a leader in the industry in this niche line also, our knowledge of the construction industry and its exposures puts us in an enviable position. We have excellent communication with the major railroads in the United States and at the same time the construction industry and its insurance producers. Our future in this line should continue the fine results of 1994. Advertising Agency Liability and Broadcasters and Cablecasters Liability This libel and slander coverage produced gross written premiums of $4.1 million, almost identical to last year. A small statutory underwriting profit was produced which was an improvement over last year's loss. Competition continues in this line, perhaps more so than in the past few years, but our plan of underwriting for profit will not vary.
Transfer Agents Liability, First Class and Registered Mail Contracts, Uncollectible Items of Deposit Coverage and Individual Lost Instrument Bonds
An active stock market and increased production efforts brought the gross written premiums from these coverages to $16.4 million, up from $13.7 million in 1993. While some increased loss activity occurred, a loss ratio of 38.4 percent is still acceptable.
We maintain our position as an industry leader by continuing to review the business operations of our customers and responding to their needs by designing improvements to these niche coverages. In addition, our service and support of their industry associations is a continual reminder to them of our interest in their business.
Miscellaneous Surety
The traditional types of bonds in this category (court, fiduciary and license and permit, to name a few) generated $30.1 million in gross written premiums, up from $29.1 million in 1993. The bottom line was once again impressive here with a statutory underwriting profit of $6.8 million and statutory combined ratio of 62.1 percent.
As I reported last year, competition is extremely aggressive in this line as the results have traditionally been very attractive. We are fortunate in having a very talented group of underwriters in this area who will pursue a consistent philosophy and maintain a competitive pricing structure. With that as a guide, I am confident our results will continue as they have in 1994.
Conclusion - "... stay close to your customers..."
While a lot can be said about competition and how it challenges every fiber of our business, no one minds good competition. I have reported that the competition in our business in 1994 and so far into 1995 is extremely aggressive. I think our results indicate we have challenged our competitors, particularly the good ones, and we will continue to do so in the future.
Author Tom Peters, known for his research and books on excellence in American business once said, "In every instance, we found that the best run companies stay as close to their customers as humanly possible."
Our philosophy is just that. To be competitive in this market, we must know our competition, but more importantly know and stay close to our customers.
We sincerely appreciate the continued efforts of our employees. We must also thank our producers, clients and reinsurers for their continued support.
Very truly yours,
Thomas P. Gorke
Executive Vice President
We will maintain a consistent underwriting philosophy and a selective customer base that will produce an underwriting profit for us and for our reinsurers, even if volume suffers. That was our plan in 1994 and will be for the future.
We will maintain a consistent underwriting philosophy and a selective customer base that will produce an underwriting profit for us and for our reinsurers, even if volume suffers. That was our plan in 1994 and will be for the future.
While a lot can be said about competition and how it challenges every fiber of our business_I think our results indicate we have challenged our competitors, particularly the good ones, and we will continue to do so in the future.
The Special Olympics is one of the many nonprofit organizations that turn to St. Paul Surety, through Seaboard Surety Company, for directors and officers liability coverage. Written premium increased $402,000 in 1994 to $7.1 million.
Summary of Selected Financial Data - Seaboard Surety Company
(Dollars in thousands)          1994      1993      1992

Net premiums written            $68,351   62,462    60,889

Net premiums earned             62,291    62,542    59,010

Total shareholder's equity      157,629   165,887   140,301



Other Selected Financial Data

Gross premiums written          118,801   108,647   115,237

GAAP underwriting results       1,969     13,657    6,172

Net investment income           17,683    16,275    16,780

Net income                      13,714    19,149    17,671

Total assets                    404,260   420,312   407,288

Total liabilities               246,631   254,425   266,987

Statutory Ratios:

Losses and loss adjustment

expenses to net premiums

earned                          34.9      20.4      34.2

Underwriting expenses to

net premiums written            58.8      60.0      52.4



Statutory Combined Ratio        93.7      80.4      86.6


Consolidated Balance Sheets - Seaboard Surety Company

(Dollars in thousands, except per

share data)Years ended December

31,                                     1994       1993

Assets

Investments and cash:

Fixed maturities, primarily bonds,

at estimated market value               $244,673   243,567

Real estate at cost less accumulated

depreciation of $149 in 1993            -          614

Short-term investments, at cost

(approximates market)                   13,221     10,316

Cash                                    1,721      1,724

Total investments and cash              $259,615   256,221

Receivables:

Insurance premiums                      17,422     16,399

Interest and dividends                  4,144      3,892

Other                                   4,463      5,183

Reinsurance recoverable on paid

losses                                  1,640      12,254

Reinsurance recoverable on unpaid

losses                                  55,416     59,653

Current income taxes                    1,691      -

Deferred income taxes                   1,141      -

Deferred policy acquisition

expenses                                26,274     24,769

Prepaid reinsurance premiums            32,130     36,429

Office property and equipment,

at cost less accumulated

depreciation of

$129 in 1994 and $6,510 in 1993         51         4,585

Other assets                            273        927

Total assets                            $404,260   420,312

Liabilities and Shareholder's

Equity

Liabilities:

Insurance reserves:

Losses and loss adjustment expenses     $118,683   114,656

Unearned premiums                       100,930    99,295

Total insurance reserves                219,613    213,951

Accounts payable and accrued

expenses                                4,310      5,076

Reinsurance premiums payable            9,242      11,840

Policyholders' dividends                3,891      4,519

Open securities transactions            3,811      -

Income taxes:

Current                                 -          630

Deferred                                -          7,264

Other liabilities                       5,764      11,145

Total liabilities                       246,631    254,425

Shareholder's equity:

Common stock, 500,000 shares

authorized, issued and

outstanding,

par value $10 per share in 1994

and $5 per share in 1993                5,000      2,500

Additional paid-in capital              15,085     17,585

Retained earnings                       143,117    134,673

Unrealized appreciation

(depreciation) of fixed

maturities, net of taxes                (3,566)    12,389

Unrealized loss on foreign

currency translation                    (2,007)    (1,260)

Total shareholder's equity              157,629    165,887

Total liabilities and

shareholder's equity                    $404,260   420,312

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income - Seaboard Surety Company

(Dollars in thousands)

Years ended December 31,        1994      1993

Revenues

Premiums earned                 $62,291   62,542

Net investment income           17,683    16,275

Realized investment gains       115       87

Total revenues                  80,089    78,904

Expenses

Losses and loss adjustment

expenses                        21,767    12,756

Policy acquisition expenses     29,360    26,642

Underwriting expenses           9,193     9,605

Dividends to policyholders      775       1,106

Other expenses                  958       1,588

Total expenses                  62,053    51,697

Income before income taxes      18,036    27,207

Income tax expense (benefit):

Current                         4,867     7,658

Deferred                        (545)     400

Total income tax expense        4,322     8,058

Net income                      $13,714   19,149

See accompanying notes to consolidated financial statements.
Consolidated Statements of Shareholder's Equity - Seaboard Surety Company

(Dollars in thousands)

Years ended December 31,               1994       1993

Common stock

Beginning of year                      $2,500     2,500

Increase in par value from

$5 to $10                              2,500      -

End of year                            5,000      2,500

Additional paid-in capital

Beginning of year                      17,585     17,585

Increase in par value of common

stock from $5 to $10                   (2,500)    -

End of year                            15,085     17,585

Retained earnings

Beginning of year                      134,673    120,794

Net income                             13,714     19,149

Dividends declared and paid            (5,270)    (5,270)

End of year                            143,117    134,673

Unrealized appreciation

(depreciation) of fixed maturities,

net of taxes

Beginning of year                      12,389     -

Change for the year                    (15,955)   12,389

End of year                            (3,566)    12,389

Unrealized loss on foreign

currency translation

Beginning of year                      (1,260)    (578)

Change for the year                    (747)      (682)

End of year                            (2,007)    (1,260)

Total shareholder's equity             $157,629   165,887

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows - Seaboard Surety Company

(Dollars in thousands)

Years ended December 31,               1994        1993

Operating Activities

Net income                             $ 13,714    19,149

Adjustments to reconcile net income

to net cash provided by (used in)

operating activities:

Depreciation expense                   17          1,355

Change in:

Net insurance reserves                 14,449      (776)

Insurance premiums receivable          (1,056)     1,950

Deferred policy acquisition

expenses                               1,505)      (1,254)

Deferred income taxes                  (545)       401

Accounts payable and accrued

expenses                               (793)       (3,929)

Income tax payable or refundable       (2,330)     (1,440)

Reinsurance recoverable on paid

losses                                 10,614      2,935

Reinsurance premiums payable           (2,573)     791

Other liabilities                      (7,573)     7,106

Other receivables                      2,674       6,254

Other assets                           789         1,169

Funds held under reinsurance

contracts                              (491)       (764)

Other, net                             (562)       (656)

Net cash provided by operating

activities                             24,829      32,291

Investing Activities

Purchases of fixed maturities          (43,433)    (70,409)

Proceeds from sale of fixed

maturities                             3,513       6,180

Proceeds from fixed maturities         14,396      37,530

Change in short-term investments       (2,847)     (1,142)

Purchases of office properties and

equipment                              (5)         (374)

Proceeds from sale of real estate      614         -

Proceeds from sales of office

properties and equipment               4,519       36

Change in open securities

transactions                           3,811       (24)

Other, net                             (113)       113

Net cash used in investing

activities                             (19,545)    (28,090)

Financing Activities:

Dividends paid                         (5,270)     (5,270)

Net cash used in financing

activities                             (5,270)     (5,270)

Effect of exchange rate changes on

cash                                   (17)        (26)

Decrease in cash                       (3)         (1,095)

Cash at beginning of year              1,724       2,819

Cash at end of year                    $   1,721   1,724

Supplemental disclosures of

cash flow information

Income taxes paid                      $   5,216   8,618

Interest paid                          $   21      157

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements - Seaboard Surety Company
Years ended December 31, 1994 and 1993  (Dollars in thousands)
Note 1
Affiliation
Seaboard Surety Company (the Company) is a wholly-owned subsidiary of the St. Paul Fire and Marine Insurance Company (the Parent). The Parent is a wholly-owned subsidiary of The St. Paul Companies, Inc. (SPC).
Note 2
Summary of Significant Accounting Policies
Basis of Financial Statement Presentation
The accompanying financial statements have been prepared in accordance with generally accepted accounting principles (GAAP). The Company is also required to file with state regulatory authorities statutory basis financial statements which differ from GAAP (see note 7).
Consolidation Policy
The accompanying financial statements include the accounts of the Company and Seaboard Surety Company of Canada
(a wholly-owned subsidiary). All significant intercompany accounts have been eliminated in consolidation.
Premium Revenues
Premiums are recognized as earned on a pro rata basis over the contract period. Premiums not yet recognized as earned are recorded as unearned premiums.
Deferred Policy Acquisition Expenses
Costs incurred in the acquisition of business are deferred and amortized ratably over the life of the policies in the same manner as premiums are earned and consist of commissions, state premium taxes and other direct underwriting expenses.
If deferred policy acquisition expenses were to exceed the sum of unearned premiums and related anticipated investment income less expected losses and loss adjustment expenses, the excess costs would be expensed immediately.
Loss and Loss Adjustment Expense Reserves
Loss and loss adjustment expense (LAE) reserves are based on case basis estimates for reported claims and on past loss experience, for unreported losses and loss adjustment expenses. The amounts are based on estimates of future rates of social and economic inflation and other factors. Such estimates are continuously monitored and any changes are reflected in operating earnings on a current basis. The Company's reserves are reduced for the estimated amounts of salvage and subrogation. Estimated amounts recoverable from reinsurers on unpaid losses and LAE are reflected as assets.
The Company believes that the reserves currently established for losses and loss adjustment expenses are adequate to cover their eventual costs. However, final claim payments may differ from the reserves, particularly when payments may not take place for several years.
Investments
The Company implemented Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities" as of December 31, 1993. Fixed maturities, primarily bonds, are classified as "available-for-sale." Accordingly, these investments are reported at estimated market value at December 31, 1994 and 1993, with unrealized appreciation (depreciation) (net of deferred taxes) recorded in shareholder's equity. Classifying these portfolios as "available-for-sale" did not impact net income.
Realized investment gains and losses are reported as a component of pre-tax income. The Company records the cost of each individual investment security so that when it is sold, the Company is able to identify and record the gain or loss on that transaction. The Company continually monitors the difference between the cost and estimated market value of its investments. If any of the Company's investments experience a decline in value that is other than temporary, the Company establishes a valuation allowance for the decline and records a realized loss on the statement of income.
Foreign Currency Translation
Assets and liabilities of the Company's subsidiary are translated into U.S. dollars at year-end exchange rates. Revenues and expenses are translated at the average exchange rates during the year. The statement of cash flows is translated into U.S. dollars at the average exchange rates during the year. The unrealized gains or losses from translating the financial statements of the subsidiary are shown as part of shareholder's equity.
Reclassifications
Certain reclassifications have been made in the 1993 consolidated financial statements and notes to conform with the 1994 presentation. These reclassifications have no effect on net income or shareholder's equity, as previously reported in 1993.
Note 3
Investments
The following presents the amortized cost, gross unrealized appreciation and depreciation and estimated market value of investments in fixed maturities:

                                Gross          Gross          Estimated

                    Amortized   Unrealized     Unrealized     Market

December 31, 1994   Cost        Appreciation   Depreciation   Value

U.S. Treasury       $  53,684   -              (4,205)        49,479

U.S. Government

Guaranteed          30,892      804            (333)          31,363

Canada & UK

Government and

Government

Guaranteed Bonds    7,131       67             (228)          6,970

State, Municipal

and Special

Revenue Bonds       105,297     4,863          (714)          109,446

Other Canadian

Investments         8,165       201            (166)          8,200

Sinking Fund

Preferred           536         -              -              536

Corporate           43,625      5              (4,951)        38,679

Total               $249,330    5,940          (10,597)       244,673





                                Gross          Gross          Estimated

                    Amortized   Unrealized     Unrealized     Market

December 31, 1993   Cost        Appreciation   Depreciation   Value

U.S. Treasury       $  31,307   426            (116)          31,617

U.S. Government

Guaranteed          30,978      2,878          -              33,856

Canada & UK

Government and

Government

Guaranteed Bonds    7,680       744            -              8,424

State, Municipal

and Special

Revenue Bonds       99,998      14,000         -              113,998

Other Canadian

Investments         9,141       1,143          -              10,284

Sinking Fund

Preferred           895         -              -              895

Corporate           44,510      482            (499)          44,493

Total               $224,509    19,673         (615)          243,567

At December 31, 1994 and 1993, bonds carried at estimated market of $6,133 and $6,807, respectively, were on deposit with various state and governmental authorities, as required by law.
The following table presents the breakdown of fixed maturities by years to maturity. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties:

                                 Estimated

                     Amortized   Market

December 31, 1994    Cost        Value

Due in one

year or less         $   1,522   1,534

Due after one

year through five

years                 7,966      8,160

Due after five

years through ten

years                88,258      85,038

Due after ten

years                121,657     119,355

Mortgage-backed

securities with

various maturity

dates                29,391      30,050

Sinking Fund

Preferred            536         536

Total                $249,330    244,673

Note 3 (continued)
Investments
The following table presents a summary of net investment income:
Years ended December 31,        1994         1993

Interest Income

U.S. Treasury                   $    2,762   1,402

U.S. Government Guaranteed      2,436        3,851

Canada & UK Government &

Government Guaranteed Bonds     577          910

State, Municipal and Special

Revenue Bonds                   7,169        7,112

Other Canadian Investments      919          985

Corporate                       3,360        1,870

Total                           $17,223      16,130

Interest on short-term

investments and cash            566          367

Dividends on preferred stocks   56           81

Gross investment income         17,845       16,578

Investment expenses             162          303

Net investment income           $17,683      16,275

Investment Transactions
Realized gains on our fixed maturities investment portfolio included gross realized gains of $116 and $91 and gross realized losses of $1 and $4 in 1994 and 1993, respectively.

Note 4
Loss and Loss Adjustment Expense Reserves
The accompanying table presents a reconciliation of beginning and ending liabilities for losses and LAE:
Years ended December 31,        1994       1993

Losses and LAE reserves at

beginning

of year, as reported            $114,656   $129,792

Less reinsurance recoverable

on unpaid

losses at beginning of year     (59,653)   (73,977)

Net loss and LAE reserves at

beginning of year               55,003     55,815

Provision for losses and LAE

for

claims incurred:

Current year                    23,313     21,117

Prior years                     (1,546)    (8,361)

Total incurred                  21,767     12,756

Losses and LAE payments for

claims incurred:

Current year                    1,932      1,327

Prior years                     11,429     12,125

Total paid                      13,361     13,452

Unrealized foreign exchange

gain                            (142)      (116)

Net loss and LAE reserves at

end of year                     63,267     55,003

Plus reinsurance

recoverables on unpaid

losses at end of year           55,416     59,653

Loss and LAE reserves at

end of year,

as reported                     118,683    $114,656


In both years shown in the table, the Company has recorded reductions in the provision for losses and loss adjustment expense for claims incurred in prior years.The majority of the 1993 decrease was related to favorable contract surety case development. The conservative reserving philosophy of the Company has evolved over time and is the product of many years of experience underwriting surety bonds. The nature of contract surety claims is such that severe claims are infrequent but can occur suddenly and must be provided for. The potential impact for future salvage and subrogation on severe claims can also be very difficult to estimate.
Note 5
Income Taxes
The Company's results are included in the consolidated Federal income tax return of SPC. Provisions for income taxes have been computed as if the Company filed a separate return. The current federal income taxes are paid or payable to or recoverable from SPC.
The Company computes tax expense in accordance with SFAS No. 109 "Accounting for Income Taxes." The primary objective of SFAS No. 109 is to ensure that the deferred tax asset or liability on the balance sheet properly reflects the amount due from or to the government in the future. Therefore, the tax expense relating to the change in the deferred tax asset or liability may not always be consistent with the income reported in the statements of income.
Some items of revenue and expense included in the statements of income may not be currently taxable or deductible on the Company's income tax returns. Therefore, the Company's income tax assets and liabilities are divided into a current portion, which is the amount attributable to the Company's current year's tax return, and a deferred portion, which is the amount attributable to another year's tax return. The revenue and expense items not currently taxable or deductible are called temporary differences.
The Internal Revenue Service has examined the consolidated federal income tax returns through 1990 and is currently examining years 1991 and 1992. The Company believes that any additional taxes assessed as a result of these examinations will not have a material effect on its overall financial position, results of operations, or liquidity.
Components of Income Tax Expense
The components of income tax expense are as follows:
Years ended December 31,        1994     1993

Federal current tax expense     $2,895   6,684

Federal deferred tax expense

(benefit)                       (545)    329

Total federal income tax

expense                         2,350    7,013

Foreign current tax expense     1,972    974

Foreign deferred tax expense    -        71

Total income tax expense        $4,322   8,058


The reconciliations between total income tax expense applicable to income before income taxes and the amount computed at the statutory federal income tax rate of 35% are depicted below:

Years ended December 31,        1994      1993

Federal income tax expense at

statutory rate                  $6,313     9,524

Nontaxable investment income    (1,987)   (2,029)

Other, net                      (4)       563

Total income tax expense        $4,322    8,058


The tax effects of temporary differences that give rise to
the deferred tax assets and deferred tax liabilities are
presented below:
December 31,               1994      1993

Deferred Tax Assets

Loss reserves              $ 2,579   2,387

Unearned premium

reserves                   4,655     4,257

Employee benefit plans     1,790     1,790

Unrealized depreciation

of investments             1,125     -

Other                      1,085     347

Total gross deferred

tax asset                  $11,234   8,781

Deferred Tax Liabilities

Unrealized appreciation

of investments             -         6,670

Deferred acquisition

cost                       9,003     8,501

Other                      1,090     874

Total gross deferred

tax liability              10,093    16,045

Net deferred tax

asset (liability)          $ 1,141   (7,264)


If the Company believes that all deferred tax assets will not result in future tax benefits, it must establish a "valuation allowance" for the portion of these assets that will not be realized. Based upon a review of refundable taxes, anticipated future earnings, and all other available evidence, both positive and negative, the Company has concluded it is "more likely than not" that net deferred tax assets will be realized.

Note 6
Retirement Plans, Deferred Compensation and Other Postretirement Benefit
Plans
Employee Retirement Plans
The Company participates in a noncontributory, funded, defined benefit pension plan, sponsored by SPC (SPC Plan) that provides pension benefits to substantially all U.S. company employees. Pension benefits are based on years of service and the employee's compensation while employed by the Company. Pension benefits generally vest after five years of service. Contributions to the plan provide for current service cost and any unfunded projected benefit obligation over a specified period of time. SPC's funding policy is to contribute annually the minimum funding requirements of the Employee Retirement Income Security Act and any additional amounts that may be necessary. This may result in no contribution being made in a particular year. SPC charges each participating subsidiary for its allocable share of such contributions based on a percentage of payroll.
Note 6 (continued)
The following table details the Company's portion of the SPC Plan periodic pension cost:
Years ended December 31,        1994      1993

Service cost-benefits earned

during the year                 $ 945     764

Interest cost on projected

benefit obligation              966       921

Actual return on plan assets    (159)     (1,723)

Net amortization and deferral   (1,362)   265

Net periodic pension cost       $  390    227


The following table summarizes the Company's portion of the funded status of the SPC Plan:
December 31,                     1994       1993

Accumulated benefit

obligation:

Vested                           $  9,015   10,187

Nonvested                        1,004      1,337

Subtotal                         10,019     11,524

Effect of projected salary

increases                        3,219      3,380

Projected benefits obligation    13,238     14,904

Plan assets at fair value.       15,909     15,839

Assets greater than

projected benefit

obligation                       (2,671)    (935)

Unrecognized net loss            (132)      (1,587)

Unrecognized net asset

at transition                    1,476      1,687

Unrecognized prior service

cost                             (107)      (122)

Prepaid pension cost recorded

on

the balance sheet                $(1,434)   (957)



This plan uses the services of an independent actuary to assist in the determination of pension costs and obligations. Pension cost is determined using assumptions at the beginning of the year. The funded status is determined using assumptions at the end of the year. Assumptions as of December 31, used to determine projected benefits obligation and pension cost are as follows:
                           1994    1993    1992

Discount rate              8.00%   6.25%   7.25%

Rate of increase in

compensation               5.00%   4.25%   5.50%

Expected rate of return

on plan assets             9.00%   9.00%   9.00%


The SPC Plan assets are invested primarily in equities and fixed maturities and included 380,172 shares of SPC's common stock with a market value of $17.0 million and $17.1 million at December 31, 1994 and 1993, respectively.
SPC also sponsors a non-contributory, unfunded pension plan that provides certain employees with pension benefits in excess of limits imposed by federal tax law. At the end of 1994 and 1993, the Company had a liability of $522 and $330, respectively recorded for this plan.
Employee Stock Ownership Plan
The Company participates in an Employee Stock Ownership Plan (ESOP) maintained by SPC. The plan was established to purchase shares of SPC stock on the open market for allocation to qualified employees of U.S.-based corporate and insurance underwriting operations. In 1994 and 1993, the Company recorded expense related to this plan of $481 and $451, respectively.
Preferred Stock Ownership Plan
The Company participates in a Preferred Stock Ownership Plan (PSOP) maintained by SPC. The PSOP allocates preferred shares to participating employees of the SPC Savings Plus Plan. The allocation is equivalent to 60% of employees' contributions up to a maximum of 6% of their salary plus shares equal to the value of dividends on previously allocated shares. In 1994 and 1993, the Company recorded expense related to this plan of $552 and $476, respectively.
In addition, the Company also participates in other
incentive plans sponsored by SPC which cover certain
eligible employees.
Postretirement Benefits Other Than Pension
SPC provides certain health care and life insurance benefits for retired employees and their eligible dependents. The Company currently anticipates that most of its employees will become eligible for these benefits if they retire while working for the Company. The cost of these benefits is shared with the retiree. These benefits are generally provided through the SPC Employee Benefits Trusts to which periodic contributions are made to cover benefits paid during the year.
The following table details the components of the net periodic postretirement benefit cost:
Years ended December 31,              1994    1993

Service cost-benefits attributed to

service during the year               $ 192   156

Interest cost on accumulated

post-retirement benefits obligation   273     246

Actual return on plan assets          -       -

Net amortization and deferral         (2)     (14)

Net periodic postretirement

benefits cost                         $ 463   388



The following table summarizes the funded status of the plan:
December 31,                              1994     1993

Accumulated postretirement

benefits obligation:

Retirees                                  $1,723   1,841

Fully eligible active plan participants   258      222

Other active plan participants            1,028    1,401

Subtotal                                  3,009    3,464

Plan assets at fair value                 -        -

Assets less than accumulated post-

retirement benefits obligation            3,009    3,464

Unrecognized net gain (loss)              272      (515)

Unrecognized prior service cost           236      251

Accrued postretirement benefits cost

recorded on the balance sheet             $3,517   3,200


The Company uses the services of an independent actuary to assist in the determination of the benefits cost and obligation. Postretirement benefits cost is determined using assumptions at the beginning of the year. The funded status is determined using the assumptions at the end of the year. Assumptions as of December 31 used to determine the postretirement benefits obligation are as follows:
                       1994    1993    1992

Discount rate          8.50%   7.00%   7.75%

Rate of increase in    5.00%   4.25%   5.50%
compensation


A health care inflation rate of 14% was assumed to change to 8% in 1995, decrease annually to 6% in 2002 and then remain at that level. This inflation rate assumption has a significant impact on the health care portion of the postretirement benefits. For example, a 1% increase in this rate would have increased the accumulated postretirement benefits obligation at December 31, 1994 by $468 and the 1994 periodic benefits cost by $94.
Note 7
Statutory Financial Information
Under the insurance company laws of the State of New York (the Company's state of incorporation), the maximum dividend that may be paid without prior approval of the Superintendent of Insurance is the lesser of 10% of statutory surplus ($12,681) or 100% of the adjusted net investment income ($16,554). Based on these restrictions, the maximum amount available for dividend payment as of year end is $12,681.

Below is the reconciliation of shareholder's equity with statutory capital and surplus and net income with net income on a statutory basis:
Years ended December 31,                  1994        1993

Total shareholder's equity                $157,629    165,887

Deferred policy acquisition expense       26,274)     (24,769)

Other non-admitted assets                 (7,228)     (11,220)

Deferred income taxes                     (16)        594

Statutory reserves                        (5,030)     (4,471)

Postretirement benefits                   2,014       2,132

Bad debt reserve                          500         450

PSOP                                      1,121       1,121

Unrealized depreciation (appreciation)

on fixed maturity investments,

net of tax                                3,566       (12,389)

Other                                     527         1,325

Total statutory capital and surplus       $126,809    118,660

Net income                                $  13,714   19,149

Change in deferred policy

acquisition expenses                      (1,505)     (1,254)

Deferred income taxes                     (545)       400

Increase in allowance for

doubtful accounts                         50          (255)

Other                                     (248)       621

Net income, statutory basis               $  11,466   18,661


Note 8
Reinsurance
The Company reinsures a percentage of its direct premiums written to provide for the sharing of risk in the event of losses. A contingent liability exists with respect to reinsurance ceded which would become a liability of the Company in the event that any reinsurer is unable to meet the obligations assumed under reinsurance agreements.

Note 8 (continued)
The effect of assumed and ceded reinsurance on premiums written, premiums earned and insurance losses and loss adjustment expenses is as follows:
Years ended December 31,     1994       1993

Premiums Written

Direct                       111,700    108,270

Assumed                      100        378

Ceded                        (43,449)   (46,186)

Net premiums written         68,351     62,462

Premiums Earned

Direct                       109,815    114,469

Assumed                      193        335

Ceded                        (47,717)   (52,262)

Net premiums earned          62,291     62,542

Insurance Losses and Loss

Adjustment Expenses

Direct                       28,876     31,827

Assumed                      3,273      1,065

Ceded                        (10,382)   (20,136)

Net insurance losses and

loss adjustment expenses     21,767     12,756


In addition, the Company has recoverables for losses paid and unpaid including IBNR, loss adjustment expenses, and unearned premiums that exceeds 10% of the Company's policyholder surplus from the following companies:
                                              A.M. Best

Company                             Amount    Rating*

St. Paul Fire & Marine

Insurance Company                   $21,814   A+

Employers Reinsurance Corporation   $15,653   A++

*Rating is available as of latest publication dated 1994 which contains data through December 1993.
Note 9
Related Party Transactions
The following summarizes transactions between the Company and its Parent:
                                    1994     1993

Ceded Reinsurance:

Written premiums                    $9,031   10,520

Commissions                         3,405    3,840

Paid losses and loss

adjustment expenses                 1,181    10,270

Recoverable on paid losses at

year end                            1,968    4,558

Recoverable on unpaid losses and
loss

adjustment expenses at year end     11,046   9,657

Prepaid premiums at year end        8,800    10,167

Reinsurance premiums payable at

year end                            1,835    4,087

Intercompany balances               1,033    1,834

Allocation of shared expenses*      13,589   15,122

Allocation of shared expenses

receivable*                         $1,389   2,817


*The Company has a management agreement with other SPC affiliated insurance companies to conduct surety business on their behalf. The companies are required to reimburse the manager (Seaboard Surety Company) for the direct allocable share of expenses and overhead for the services and facilities provided.
Note 10
Commitments, Concentrations and Contingencies
Monetary Commitments
The Company leases certain office properties and equipment. Total rental expenses under such operating leases were $4,332 in 1994 and $4,415 in 1993. Certain leases are non-cancelable and the Company would remain responsible for payment, even if the office space and equipment are not utilized. The future minimum lease payments for which the Company would be liable under these leases appear below:

1995          $  3,878

1996          3,711

1997          3,024

1998          2,503

1999          2,606

Later years   9,590

Total         $25,312

The Company writes contract surety, miscellaneous surety and various specialty casualty lines of business. Coverage is provided through 31 branch offices and approximately 1,700 independent agents. A substantial portion of the premium volume is dependent upon the activity in the construction industry.
During 1994, there was one agency group that accounted for a substantial amount (more than 20%) of the Company's direct premiums written. Unlike insurance policies, surety bonds are three party contracts that require the Company to provide coverage once a bond is issued, regardless of whether the premium is paid and the Company may not reduce claim payments by the amount of premium due. The Company's exposure to credit risk in this area is mitigated by its underwriting expertise which in part consists of credit risk assessment.
Legal Matters
In the ordinary course of conducting business, the Company has been named as defendant in various lawsuits. Some of these lawsuits attempt to establish liability under bonds or policies issued by the Company.
Although it is possible that the settlement of a contingency may be material to the results of operations and liquidity in the period in which the settlement occurs, the Company believes that the total amounts that it will ultimately have to pay in all of these lawsuits will have no material effect on the Company's overall financial position.

Independent Auditors' Report
The Board of Directors
Seaboard Surety Company:
We have audited the accompanying consolidated balance sheets of Seaboard Surety Company, (a wholly owned subsidiary of the St. Paul Fire and Marine Insurance Company) and subsidiary as of December 31, 1994 and 1993, and the related consolidated statements of income, shareholder's equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Seaboard Surety Company and subsidiary at December 31, 1994 and 1993, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.
As discussed in note 2 to the consolidated financial statements, the Company adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" in 1993. KPMG Peat Marwick
Minneapolis, Minnesota
March 31, 1995
Seaboard Surety Company
Board of Directors
Nicholas M. Brown, Jr.
Executive Vice President -
Chief Operating Officer
St. Paul Fire and Marine
Insurance Company
Chairman of the Board
Seaboard Surety Company
Brian P. Curry
Vice President
Seaboard Surety Company

Howard E. Dalton
Senior Vice President
Chief Accounting Officer
The St. Paul Companies, Inc.
Patrick A. Thiele
Executive Vice President
Chief Financial Officer
The St. Paul Companies, Inc.
John Darr
Vice President and Treasurer
Seaboard Surety Company
James F. Duffy
President and Chief Executive Officer
St. Paul Reinsurance
Management Corp.
Thomas P. Gorke
Executive Vice President
Seaboard Surety Company
Steven R. Grunsfeld
Vice President, Secretary and
General Counsel
Seaboard Surety Company
Andrew I. Douglass
Senior Vice President
General Counsel
The St. Paul Companies, Inc.
Michael B. Keegan
Vice President
Seaboard Surety Company
J. Daryl LaForge
Vice President
Seaboard Surety Company
Douglas W. Leatherdale
Chairman, President and Chief
Executive Officer
The St. Paul Companies, Inc.
Susan J. Ousey
Vice President
Seaboard Surety Company

Edward G. Pendergast
Vice President
Fixed Income Investments
The St. Paul Companies, Inc.
Louise A. Ryan
Vice President
St. Paul Reinsurance
Management Corp.
George F.  Thompson
President and Chief Executive Officer
Seaboard Surety Company
Robert A. Wheeler
Senior Vice President
Seaboard Surety Company
Seaboard Surety Company
Officers
Nicholas M. Brown, Jr. (1,2)
Chairman of the Board
George F.  Thompson (1,2)
President and Chief Executive Officer
Thomas P. Gorke (1,2)
Executive Vice President
Steven R. Grunsfeld (1,2)
Vice President
Secretary & General Counsel
John Darr
Vice President & Treasurer
Robert A. Wheeler (1,2)
Senior Vice President
Brian P. Curry
Vice President
James W. Hansen
Vice President
Michael B. Keegan
Vice President
J. Daryl LaForge
Vice President

Susan J. Ousey
Vice President
Michael W.  Anderson
Assistant Vice President
James E. Chelberg
Assistant Vice President
Peter J. Daly
Assistant Vice President
Richard E. Long
Assistant Vice President
John Marcelliano
Assistant Vice President
James A. Monroe
Assistant Vice President
Michael J. Hurley
Assistant General Counsel and
Assistant Corporate Secretary
1 Member, Executive Committee
2 Member, Personnel Committee
Seaboard Surety Company of Canada
Board of Directors
Robert D.  Armstrong (2,3)
former Chairman of the Board
Canron, Inc.
Georges Dub (2)
Partner
Lavery, DeBilly
Steven R. Grunsfeld
Vice President, Secretary and
General Counsel
Seaboard Surety Company
J. Daryl LaForge
Vice President
Seaboard Surety Company
Robert F. Smith
President and Chief Operating Officer
Seaboard Surety Company of Canada
Robert W. McDowell
Partner
Fasken Campbell Godfrey
Jerome C. Smyth Q.C. (3)
Partner
Lavery, DeBilly
George F.  Thompson (1)
Chairman of the Board and Chief
Executive Officer
Seaboard Surety Company of Canada
President and Chief Executive Officer
Seaboard Surety Company
Robert B. Tuer (3)
Managing Partner
Fasken Campbell Godfrey
1 Member, Executive Committee
2 Member, Audit Committee
3 Member, Conduct Review Committee
Seaboard Surety Company of Canada
Officers
George F.  Thompson
Chairman of the Board and Chief
Executive Officer
Robert F. Smith
President and Chief Operating Officer
Susan J. Trocenko
Vice President
Mark D. Leskanic
Vice President
Augustine A. LaRoque
Comptroller
Steven R. Grunsfeld
Secretary
John Darr
Treasurer

St. Paul Surety Branches
Atlanta Office
1990 Lakeside Parkway, Suite 200
Tucker GA 30084
404/939-5378
Fax: 404/938-2188
Baltimore Office
100 West Road, Suite 410
Towson MD 21204-2331
410/828-0737
Fax: 410/828-7797
Boston Office
One Memorial Drive, 10th Floor
Cambridge MA 02142-1355
617/225-2626
Fax: 617/225-2565
Charlotte Office
2101 Rexford Road, Suite 123 East
Charlotte NC 28211
704/364-1996
Fax: 704/364-6505
Chicago Office
300 South Wacker Drive, Suite 1600
Chicago IL 60606-6701
312/987-0140
Fax: 312/987-0136
Columbus Office
555 Metro Place North, Suite 575
Dublin OH 43017-5306
614/761-2112
Fax: 614/761-2609
Dallas Office
8144 Walnut Hill Lane, Suite 1199
Dallas TX 75231-4345
214/363-1645
Fax: 214/373-9038
Denver Office
950 South Cherry Street, Suite 615
Denver CO 80222-2665
303/756-3334
Fax: 303/756-3525

Great Falls Office
300 River Drive North
Great Falls MT 59403
406/761-5331
Fax: 406/771-7134
Honolulu Office
745 Fort Street, Suite 307
Honolulu HI 96813
808/538-3874
Fax: 808/523-8580
Indianapolis Office
5875 Castle Creek Parkway, N. Drive,
Ste. 291
Indianapolis IN 46250
317/576-0390
Fax: 317/576-0429
Kansas City Office
6320 Lamar Avenue, Suite 240
Overland Park KS 66201
913/432-8448
Fax: 913/432-0370
St. Paul Surety Branches (continued)
Little Rock Office
10810 Executive Center Drive,
Suite 322
Little Rock AR 72211-4388
501/223-0100
Fax: 501/223-4984
London Office
Warnford Court
Throgmorton Street
London EC2N 2 JQ
011/44171-638-0112
Fax: 011/44171-374-8344
Los Angeles Office
19900 MacArthur Boulevard, Suite 680
Irvine CA 92715-2445
714/851-1911
Fax: 714/851-9627
Milwaukee Office
375 Bishops Way, Suite 105
Brookfield, WI 53005-6200
414/782-1500
Fax: 414/782-3665
Minneapolis Office
Norwest Financial Center
7900 Xerxes Avenue South,
 Suite 1000
Bloomington MN 55431-1104
612/831-3050
Fax: 612/831-2435
Nashville Office
Brentwood Commons I
750 Old Hickory Boulevard,
Suite 200
Brentwood TN 37027
615/377-4684
Fax: 615/377-4692
New Orleans Office
3838 North Causeway Boulevard,
Suite 2650
Metairie LA 70002-1767
504/835-4206
Fax: 504/835-4259
New Jersey Office
150 Allen Road, Suite 109
Liberty Corner NJ 07938
908/604-9700
Fax: 908/604-8411
New York Office
199 Water Street, 20th Floor
New York NY 10038-3590
212/509-8500
Fax: 212/968-9381
Oklahoma City Office
Circle Building
5101 N. Classen Boulevard, Suite 303
Oklahoma City OK 73118-4422
405/840-1766
Fax: 405/842-6880
Orlando Office
2600 Lake Lucien Drive, Suite 225
Maitland FL 32751
407/875-0808
Fax: 407/875-2715

Philadelphia Office
Plymouth Meeting Executive Campus
600 W. Germantown Pike, Suite 260
Plymouth Meeting PA 19462-1046
610/828-2221
Fax: 610/828-2309
Phoenix Office
4742 North 24th Street, Suite 330
Phoenix AZ 85016-4861
602/955-6646
Fax: 602/955-6862
Richmond Office
6620 West Broad Street, Suite 410
Richmond VA 23230
804/288-1948
Fax: 804/285-1034
Salt Lake City Office
First Interstate Plaza
170 South Main Street
Salt Lake City, UT 84101
801/565-0393
Fax: 801/565-0397
San Francisco Office
Citicorp Center
One Sansome Street, Suite 1050
San Francisco CA 94104-4405
415/544-0105
Fax: 415/544-0206
Seattle Office
411 108th Avenue, N.E., Suite 1950
Bellevue WA 98004-5515
206/451-9060
Fax: 206/451-0189
Seaboard Surety Company of Canada
Toronto Office
2 Bloor Street W, Suite 1500
Toronto, Ontario M4W 3E2 Canada
416/925-9360
Fax: 416/925-5336
Montreal Office
2001 Rue University, Bureau 2030
Montreal, Quebec H3A 2A6 Canada
514/843-8039
Fax: 514/843-8047
32380 Rev. 6-95 Printed in U.S.A. on 50% recycled paper with 10% post-consumer waste